February 10, 2016

VIA EDGAR CORRESPONDENCE

Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HC2 Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-35210

Dear Mr. Pacho:

During our telephone call with the Staff of the Division of Corporation Finance and the Office of the Chief Accountant (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 20, 2016, the Staff informed HC2 Holdings, Inc. (“HC2” and, together with its subsidiaries, the “Company”, “we” and “our”) that it objected to the accounting treatment for the Bargain Purchase Gain (as described below) resulting from the ANG Acquisition (as defined below). On February 2, 2016, the Company submitted a letter to the SEC responding to the Staff’s objection. In that letter, the Company concluded that the Bargain Purchase Gain was qualitatively immaterial to the Affected Financial Statements (as defined below). Although the Company considered all unrecorded and out-of-period adjustments in its analysis, the response submitted to the Staff was specific to the materiality of the Bargain Purchase Gain.

During our subsequent telephone call with the Staff on February 5, 2015, the Staff requested the Company to provide an analysis inclusive of the Bargain Purchase Gain and all other unrecorded and out-of-period items (the "Other Items," collectively the "Items"). Pursuant to Staff Accounting Bulletin (“SAB”) 99 Topic 1-M, Assessing Materiality (“SAB 99”), SAB No. 108, “Quantifying Misstatements” (“SAB 108”) and FASB Concepts Statement 2, Qualitative Characteristics of Accounting Information (“SFAC 2”), the Company assessed the materiality of the Items that relate to the Company’s Form 10-K for fiscal year ended December 31, 2014 (the “2014 10-K”) as well as the other impacted periods.

The analysis below demonstrates the Company's belief that the impact of the Items is not material to its financial statements and, consequently, does not require restatement. The Company believes that revising the Affected Financial Statements (as defined below) to reflect the Bargain Purchase Gain in the Form 10-K for fiscal year ended December 31, 2015 (the "2015 10-K") would be both transparent and provide the greatest visibility of its results.

The Company and the audit committee evaluated the impact of the Other Items on the results of the Affected Financial Statements (as defined below) and concluded they were not material prior to the 2014 10-K filing. The Company's independent registered public accounting firm agreed with this conclusion.

The Company believes it is important to emphasize that since 2014 there have been significant changes to its finance organization which include a new Chief Financial Officer, Controller and Technical Accounting Manager, and it is committed to putting all required resources to address the issues and ensure they are not repeated.

I. Background

In early 2014, the Company transformed from a facilities-based communications services provider into a diversified holding company. The discussion that follows outlines the Items considered by the Company in the materiality analysis.

Bargain Purchase Gain

On August 1, 2014 (the "ANG Acquisition Date"), the Company completed the acquisition of American Natural Gas (“ANG”) to focus on the rapid deployment of heavy duty natural gas fueling stations. The Company agreed to purchase 15,500 newly issued shares of ANG Holdings’ Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”), at a purchase price of $1,000 per share of Preferred Stock, or $15.5 million in total (the "ANG Acquisition"). The ANG Acquisition provided the Company control of ANG Holdings through a majority interest in ANG Holdings, with 50.8% of the outstanding voting rights as of the ANG Acquisition Date, as well as through appointment rights with respect to three of the five members of ANG Holdings' board of directors.

The application of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) to the ANG Acquisition resulted in an excess fair value of the net assets acquired over the purchase price, or what is referred to as a bargain purchase gain of $4.7 million. At the ANG Acquisition Date, the Company did not believe the transaction should be recorded as a bargain purchase gain and recorded the "gain" directly to equity as additional paid-in capital as disclosed in footnote five in the Form 10-Q for the quarterly period ended September 30, 2014 (the “Q3 2014 10-Q”) and as more fully described below.

After discussing the issues raised by the Staff on January 20, 2016, with BDO USA, LLP ("BDO"), the Company’s independent registered public accounting firm, the Company concurred with the Staff’s conclusion that the ANG Acquisition resulted in a bargain purchase gain that should have been recognized through the income statement under ASC 805-30-25-2.

Other Items

The Company identified the Other Items prior to filing the 2014 10-K, which were documented and discussed with the audit committee and BDO, and determined not to be material:

1.	Tax Items

In the 2014 10-K, the Company disclosed a tax material weakness related to the preparation and review of our income tax provision and related accounts. Subsequent to the identification of the material weakness and prior to filing the 2014 10-K, the Company hired tax experts to assist in the completion of the tax provision and the Company's remediation of the control deficiency. The Company, with the assistance of its tax experts, identified adjustments related to the treatment of transaction costs and the calculation of the NOL Section 382 limit following an ownership change in May 2014.

In March 2015, prior to the filing of the 2014 10-K, these results were documented and discussed with BDO. The late items were not recorded in 2014 as they were not considered material. As part of the fiscal 2014 federal income tax return preparation process, these items were identified and further reviewed with the assistance of tax experts. Based on the final transaction cost analysis and Section 382 review, the appropriate adjustments were made in the Form 10-Q for the quarterly period ended September 30, 2015 (the “Q3 2015 10-Q”), which resulted in a $2.3 million increase to the income tax benefit (the "Tax Items").

2.	Miscellaneous Items

The Company also evaluated the following items, collectively the "Miscellaneous Items," and determined the impact to be immaterial. The Company notes, in the aggregate, the Miscellaneous Items result in a decrease of $0.2 million in pre-tax loss for the year ended December 31, 2014.

•	Acquisition of Global Marine Systems Limited (“GMSL”)
The Company completed the acquisition of GMSL on September 22, 2014, but treated the acquisition as having closed on September 30, 2014 for convenience. As a result, eight days of activity were excluded from the results of operations. In addition, the Company subsequently identified items related to the opening balance sheet as well as conforming balance sheet reclassifications related to the purchase accounting for GMSL.

•	Acquisition of Schuff International, Inc. (“Schuff”)
The Company completed the acquisition of Schuff on May 29, 2014. Subsequent to the acquisition, the Company identified items that should have been recorded as part of purchase accounting but instead were recorded as separate transactions in the Form 10-Q for the period ended June 30, 2014 (the "Q2 2014 10-Q"). The items recorded included compensation expense related to bonuses paid in connection with the acquisition, other income related to life insurance plans tied to the acquisition and a loss on the sale of assets. Because these items relate to Q2 2014 10-Q and were corrected in the Q3 2014 10-Q as an out of period adjustment, they have no impact on the reported balances in the 2014 10-K.

•	Share-based compensation valuation
The Company's CEO was entitled to receive options between May and September of 2014, however the options were issued on October 28, 2014. The Company incorrectly fair valued the options using the October 28th issuance date rather than the earlier measurement date under US GAAP. The Company recorded a $0.5 million true-up of the 2014 share-based compensation expense to the selling, general and administrative line item in the Q1 2015 10-Q which should have properly been recorded in the 2014 10-K.

•	Balance sheet reclassifications
The Company also identified adjustments related to balance sheet reclassifications.

The Items would impact the following financial statements filed with the SEC pursuant to the Securities Exchange Act of 1934 (together, the “Affected Financial Statements”):

•	the Company’s interim unaudited financial statements contained in its report on Form 10-Q for the quarterly period ended September 30, 2014 (the “Q3 2014 10-Q”);

•	the Company’s annual audited financial statements contained in its Form 10-K for the year ended December 31, 2014 (the “2014 10-K”); and

•
the Company’s interim unaudited financial statements contained in its reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015 (the “Q1 2015 10-Q,” “Q2 2015 10-Q” and “Q3 2015 10-Q,” respectively).

As discussed with the Staff, the Company provides below its assessment of the materiality of the revisions to the Affected Financial Statements.

II. Materiality Assessment
(A) General
Pursuant to SAB 99, SAB 108 and SFAC2, the Company assessed the materiality of the Items on the 2014 10-K and three- and nine-month periods ended September 30, 2014 (both of which are included in the Q3 2014 10-Q). In assessing the Other Items, the Company determined that the individual and aggregated impact on the affected line items, subtotals, and totals was not material quantitatively or qualitatively and noted the impact on the 2014 10-K pre-tax loss would have been a decrease of $0.2 million and a net loss decrease of $2.9 million.

SAB 99 provides that an assessment requires both quantitative and qualitative factors be considered in assessing materiality. The SEC and the FASB have long emphasized that materiality cannot be reduced to a numerical exercise. SAB 99 goes further, providing that exclusive reliance on quantitative benchmarks to assess materiality is inappropriate and misstatements are not necessarily material or immaterial because they exceed or fall below a numerical threshold.

In speeches given in 2006 and 2007 that addressed the materiality determinations under SAB 99 with respect to quantitatively significant errors, the then Associate Chief Accountant of the SEC’s Division of Corporation Finance, Todd Hardiman, indicated that there are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors. Mr. Hardiman noted, however, that the determination that a quantitatively large error is not material cannot rest on the absence of qualitative factors such as those set forth in SAB 99. Rather, the analysis must identify the qualitative factors that “indicate that the error is not important to investors despite its significant size.”

Further, the Final Report of the Advisory Committee on Improvements to Financial Reporting (the “Final Report”) to the SEC issued on August 1, 2008, provides that “in evaluating the materiality of all errors, consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material.” The Final Report recommends that the Staff’s materiality guidance be modestly clarified to stress that, in accordance with the standard established by the Supreme Court, “the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors.”

Thus, in a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

(B) Quantitative Assessment

In 2014, the Company installed a new CEO and it adopted a diversified holding company strategy, which included two major acquisitions and numerous other investments and acquisitions.  Consequently, the Company does not believe pre-tax income alone is a representative measure for a determination of materiality because of its substantial business activity, but rather it considers other benchmarks in such as net revenue, total assets, equity and pre-tax income.

The following tables reflect the Company’s assessment of the Items’ quantitative impact to the annual and quarterly statements of operations provided in our Q3 2014 10-Q, 2014 10-K and Q3 2015 10-Q. Refer to the Appendix for the full statement of operations and selected balance sheet information for these periods.

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Net revenue
Three Months Ended September 30, 2014	179,433	—	—	4,236	4,236	183,669	2.4%
Nine Months Ended September 30, 2014	319,373	—	—	4,236	4,236	323,609	1.3%
Year Ended December 31, 2014	543,202	—	—	4,236	4,236	547,438	0.8%
Three Months Ended September 30, 2015	277,467	—	—	—	—	277,467	—%
Nine Months Ended September 30, 2015	760,257	—	—	—	—	760,257	—%

Income (loss) from operations
Three Months Ended September 30, 2014	75	—	—	(1,574)	(1,574)	(1,499)	NM
Nine Months Ended September 30, 2014	(5,109)	—	—	(593)	(593)	(5,702)	11.6%
Year Ended December 31, 2014	(14,426)	—	—	1,008	1,008	(13,418)	(7.0)%
Three Months Ended September 30, 2015	2,403	—	—	—	—	2,403	—%
Nine Months Ended September 30, 2015	6,497	—	—	—	—	6,497	—%

Pre-tax loss
Three Months Ended September 30, 2014	(10,990)	4,674	—	(1,276)	3,398	(7,592)	(30.9)%
Nine Months Ended September 30, 2014	(15,744)	4,674	—	(1,416)	3,258	(12,486)	(20.7)%
Year Ended December 31, 2014	(33,886)	4,674	—	185	4,859	(29,027)	(14.3)%
Three Months Ended September 30, 2015	(5,130)	—	—	(1,122)	(1,122)	(6,252)	21.9%
Nine Months Ended September 30, 2015	(24,813)	—	—	—	—	(24,813)	—%

Net loss
Three Months Ended September 30, 2014	(14,948)	4,674	—	(855)	3,819	(11,129)	(25.5)%
Nine Months Ended September 30, 2014	(22,397)	4,674	—	(995)	3,679	(18,718)	(16.4)%
Year Ended December 31, 2014	(9,548)	4,674	2,320	606	7,600	(1,948)	(79.6)%
Three Months Ended September 30, 2015	(4,505)	—	(2,320)	(1,122)	(3,442)	(7,947)	76.4%
Nine Months Ended September 30, 2015	(20,839)	—	(2,320)	—	(2,320)	(23,159)	11.1%

Adjusted EBITDA
Year Ended December 31, 2014	19,189	—	—	1,577	1,577	20,766	8.2%

Pro Forma Adjusted EBITDA
Year Ended December 31, 2014	68,950	—	—	—	—	68,950	—%

(C) Qualitative Factors

In concluding the Items were not material, the Company considered the manner in which it and analysts evaluate and communicate with the investment community and the line items impacted by the revisions. The Company believes that, although the adjustment to certain GAAP line items is greater than 5% from a quantitative perspective, investors, analysts and other public users of the financial statements rely on other, unaffected factors in evaluating the Company's quarterly and annual financial statements.

In considering the items presented to the investment community with the line items impacted by the Items, the accounting changes do not materially affect any of the measurements traditionally utilized by investors to analyze the Company’s results. In analyzing holding companies, investors are focused on operational results and the underlying value of a company's operating subsidiaries. Thus, the Company’s investor presentations and public discussions highlight and focus on revenues, adjusted EBITDA, market capitalization, corporate debt and consolidated cash; neither net income nor earnings per share are used to analyze performance.

Likewise, the Company’s debt holders, as users of its financial statements, are focused on the operational performance of subsidiaries, the Company’s ability to service debt and whether there is sufficient collateral to support the outstanding principal rather than the results of net income/loss. In fact, the Company’s debt covenants are solely focused on minimum liquidity and collateral in proportion to the outstanding debt, which are not impacted.

Financial Statement Impacts

Overall, the Items do not reverse the net loss the Company reported in its Statements of Operations in any of the Affected Statements and no changes in trends were masked due to the holding company strategy adopted in 2014. In addition, the Company believes that investors and other public users will view the impacts of the Items to the specific line items and corresponding subtotals indifferently and that analysts' evaluations will not be affected because: (a) the Items were neither attributable to nor reflective of the Company’s performance during the periods, and they did not influence performance in future periods, (b) the Bargain Purchase Gain and Tax Items do not impact the operating results of a business segment or other portion of the Company’s business, and (c) the Items do not materially impact any of the key metrics and non-GAAP results that are discussed with the Company’s investors on its quarterly earnings calls.

Moreover, the Bargain Purchase Gain is an unusual, nonrecurring, non-cash item that does not impact the operating results of the Company. Investors are traditionally focused on the results of recurring operations and typically exclude the impact of unusual, nonrecurring non-cash adjustments. This position is consistent with the FASB’s (the “Boards”) FAS 141R Basis for Conclusions B37 which provides that “financial analysts and other users have often told the Boards that they give little weight to one-time or unusual gains, such as those resulting from a bargain purchase transaction.”

Further, the Company discloses pro forma adjusted EBITDA and adjusted EBITDA as a non-GAAP financial measure because it is significant to gaining an understanding of the Company’s results and is frequently used by the financial community to provide insight into the Company's operating trends and facilitates comparisons between peer companies. Non-cash gains, tax provisions (benefits), share-based compensation expense, foreign currency transaction gain (loss), non-controlling interest, other costs and depreciation and amortization expense would be added back (deducted) for adjusted EBITDA purposes and, therefore, the metric would not change as a result of the Bargain Purchase Gain and Tax Items. The Company believes that the Miscellaneous Items, which collectively have an immaterial impact on net loss, would not impact an investor’s reliance on adjusted EBITDA.

The impact to the Balance Sheets contained in the Affected Statements would not be material to a reasonable investor because the Items: (a) do not have a material impact on the reported total assets and total liabilities and stockholders’ equity (less than a 1% change) and (b) have no impact on working capital and the ratios that may be important to the users of financial statements.

Finally, the impact to the Statement of Cash Flows is also not material as the changes are limited to the impact on net income and largely the corresponding non-cash reconciling items within the operating cash flows. The cash balances are unchanged as are the investing and financing cash flow disclosures.

Other Qualitative Factors

The Company considered the following qualitative factors when assessing the materiality of the Items:

•
the Items do not affect the Company’s compliance with loan covenants, or otherwise affect the Company’s contractual relationship with any creditor or other contractual requirements as our lenders focus on our asset value and collateral coverage;

•	the Items do not obscure a failure by the Company to meet a rating agency’s consensus expectations;

•	the Items were not the result of fraud or intentional misconduct;

•
the Company has been transparent in its public filings by disclosing the amount and accounting treatment around the known components of the Bargain Purchase Gain and Tax Items and has made all efforts to correct identified errors on a prospective basis;

•	the Items do not affect the Company’s compliance with regulatory requirements;

•	the accounting for these Items does not conceal any unlawful transaction;

•	the Items would not impact the total compensation of the Company’s management, and management’s compensation is not based on GAAP results; and

•	the Items do not impact a business segment or other portion of the Company’s business that investors regard as driving valuation or risks due to the diverse nature of its operating segments.

(D) Conclusion

The Company concludes that the Items, when viewed in the context of all of the relevant quantitative and qualitative factors, are not material to the Company's Affected Financial Statements. Furthermore, the Company does not believe that the judgment of a reasonable investor relying upon the Company’s Affected Financial Statements would be changed or influenced by the Items as a result of the qualitative analysis and factors described above. At the time of identification, the Company evaluated the Other Items and concluded, along with its audit committee and BDO, that the impacts were not material to the results of the Affected Financial Statements. The Company determined the Tax Item was not material to 2014 and recorded the Item as part of the return to provision true-up in Q3 2015.

The Company believes the accounting for the Bargain Purchase Gain in 2015 would not be material for the fiscal 2015 period and it is appropriate to address the accounting correction in the current period financial statements by adjusting the prior period information and adding disclosure of the change. The Company believes that revising the Affected Financial Statements to reflect the Bargain Purchase Gain in the 2015 10-K would be both transparent and provide the greatest visibility of its results. The disclosures would include the information that an investor would require in order to understand the accounting change for the ANG Acquisition. In addition, the Company would change the presentation of the income statement utilized in management’s discussion and analysis of results to specifically detail the impact of the change in accounting treatment relating to the acquisition and the Company would continue to utilize the revised amounts for the 2014 fiscal quarters in its comparative analysis and management’s discussion and analysis in its future filings.

III. Conclusion and Evaluation of Internal Controls over Financial Reporting

The Company acknowledges that the Bargain Purchase Gain was not recognized in income as a result of a deficiency in its control environment which did not identify this error. Although the Company believes the correction of this error did not have a material effect on the Company's prior year financial statements, it considered the possibility that a potential misstatement could have had a material effect on the annual or interim misstatements.

In concluding whether a deficiency in internal control over financial reporting is a material weakness, the Company also considered the reasonableness of the support that it had for the original position and related facts and circumstances that were applicable at the time of the original issuance of the financial statements. Although the matter was considered and discussed with BDO, the Company noted that the conclusions reached and documented within the purchase accounting memo did not appropriately evidence the discussion and underlying reasons for the applied accounting principles.

The Company concluded that a deficiency existed in its internal control over financial reporting related to accounting for business combinations was a material weakness because there was a reasonable possibility that a potential misstatement could have had a material effect on the annual or interim misstatements and therefore disclosure controls and procedures were not effective to a reasonable assurance level.

In the 2014 10-K, the Company reported a tax material weakness due to calculation errors detected that if not adjusted could have led to a material misstatement in the financial statements. Subsequent to the identification of the material weakness and prior to filing the 2014 10-K, the Company hired tax experts to assist in the completion of the tax provision and remediate the deficiency in controls. The Company, with the assistance of its new tax experts, identified adjustments related to the treatment of transaction costs and the calculation of the NOL Section 382 limit following and ownership change in May 2014. The Company ultimately waived the items after consideration and review by the Company, the audit committee and its independent registered public accounting firm, and subsequently recorded the item in Q3 2015.

In response to the material weakness described in the 2014 10-K, the Company has implemented a number of remediation steps to address such matter and to improve its internal control over income tax accounting. Specifically, the following have been implemented: dedicated additional internal and external personnel resources with the appropriate level of proficiency to identify, evaluate, and review complex tax accounting matters; organizational structure changes that better integrate the tax accounting and finance functions; enhancement of our processes and procedures for determining, documenting and calculation our income tax provision; and increasing the level of certain tax review activities throughout the year and during the financial statement close process.

The Miscellaneous Items are comprised of items that the Company’s controls identified, are related to allowable purchase accounting adjustments or are immaterial and not indicative of pervasive control failures. As such, the Company and its independent registered public accounting firm concluded that there was not a material weakness or significant deficiency in the periods identified.

The Company believes the level of technical accounting capabilities of its finance team has significantly improved since 2014 with the addition and replacement of resources within the finance and accounting organization. The Company has replaced the Chief Financial Officer with a CPA with expertise in dealing with complex accounting matters through a mix of over 19 years of public and corporate accounting experience at public companies. The Company has also hired a Controller with 19 years of experience and a Technical Accounting Manager. Furthermore, the Company has engaged a “big four” accounting firm to assist and review complex transactions entered during 2015. The Company is in the process of evaluating its control environment for fiscal 2015.

The Company appreciates the Staff's efforts in reviewing the Company's response and is fully committed to working with the SEC to provide it with all the information it requires. Accordingly, should there be any questions regarding the Company’s response, please contact me at (212) 339-5865.

Sincerely yours,

/s/ Michael Sena

Michael Sena
Chief Financial Officer
HC2 Holdings, Inc.

APPENDIX

Condensed Consolidated Statements of Operations for the three months ended September 30, 2014
(in thousands, except per share amounts)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Net revenue	$179,433			$4,236	$4,236	$183,669	2.4%
Operating expenses
Cost of revenue	158,639			1,511	1,511	160,150	1.0%
Selling, general and administrative	20,246			2,826	2,826	23,072	14.0%
Depreciation and amortization	921			1,028	1,028	1,949	111.6%
Gain on sale or disposal of assets	(448)			445	445	(3)	(99.3)%
Total operating expenses	179,358	—	—	5,810	5,810	185,168	3.2%
Income (loss) from operations	75	—	—	(1,574)	(1,574)	(1,499)	NM
Interest expense	(2,103)				—	(2,103)
Amortization of debt discount	(805)				—	(805)
Loss on early extinguishment of debt	(6,947)				—	(6,947)
Interest income and other expense, net	(1,092)			2,118	2,118	1,026	(194.0)%
Gain on bargain purchase	—	4,674	—	—	4,674	4,674	NM
Foreign currency transaction gain (loss)	170			(1,127)	(1,127)	(957)	662.9%
Loss from continuing operations before income taxes and loss from equity investees	(10,702)	4,674	—	(583)	4,091	(6,611)	(38.2)%
Loss from equity investees	(288)			(693)	(693)	(981)	240.6%
Pre-tax loss	(10,990)	4,674	—	(1,276)	3,398	(7,592)	(30.9)%
Income tax expense	(4,515)			421	421	(4,094)	(9.3)%
Loss from continued operations	(15,505)	4,674	—	(855)	3,819	(11,686)	(24.6)%
Loss from discontinued operations, net of tax	(106)				—	(106)
Gain from sale of discontinued operations, net of tax	663				—	663
Net loss	(14,948)	4,674	—	(855)	3,819	(11,129)	(25.5)%
Less: net income attributable to noncontrolling interest	(931)				—	(931)
Net loss attributable to HC2 Holdings, Inc.	(15,879)	4,674	—	(855)	3,819	(12,060)	(24.1)%
Less: preferred stock dividends and accretion	1,004				—	1,004
Net loss attributable to common stock and participating preferred stockholders	$(16,883)	$4,674	$—	$(855)	$3,819	$(13,064)	(22.6)%

Basic loss per common share
Loss from continuing operations attributable to HC2 Holdings, Inc.	$(0.75)	$0.20	$—	$(0.04)	$0.16	$(0.58)	(21.3)%
Loss from discontinued operations	—	—	—	—	—	—
Gain from sale of discontinued operations	0.03	—	—	—	—	0.03
Net loss attributable to HC2 Holdings, Inc.	$(0.72)	$0.20	$—	$(0.04)	$0.16	$(0.55)	(22.2)%

APPENDIX

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2014
(in thousands, except per share amounts)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Net revenue	$319,373			$4,236	$4,236	$323,609	1.3%
Operating expenses
Cost of revenue	282,606			1,511	1,511	284,117	0.5%
Selling, general and administrative	40,482			2,290	2,290	42,772	5.7%
Depreciation and amortization	1,475			1,028	1,028	2,503	69.7%
Gain on sale or disposal of assets	(81)				—	(81)
Total operating expenses	324,482	—	—	4,829	4,829	329,311	1.5%
Loss from operations	(5,109)	—	—	(593)	(593)	(5,702)	11.6%
Interest expense	(3,116)				—	(3,116)
Amortization of debt discount	(1,381)				—	(1,381)
Loss on early extinguishment of debt	(6,947)				—	(6,947)
Interest income and other expense, net	524			997	997	1,521	(190.3)%
Gain on bargain purchase	—	4,674	—	—	4,674	4,674	NM
Foreign currency transaction gain (loss)	573			(1,127)	(1,127)	(554)	196.7%
Loss from continuing operations before income taxes and loss from equity investees	(15,456)	4,674	—	(723)	3,951	(11,505)	(25.6)%
Loss from equity investees	(288)			(693)	(693)	(981)	240.6%
Pre-tax loss	(15,744)	4,674	—	(1,416)	3,258	(12,486)	(20.7)%
Income tax expense	(6,470)			421	421	(6,049)	(6.5)%
Loss from continued operations	(22,214)	4,674	—	(995)	3,679	(18,535)	(16.6)%
Loss from discontinued operations, net of tax	(62)				—	(62)
Loss from sale of discontinued operations, net of tax	(121)				—	(121)
Net loss	(22,397)	4,674	—	(995)	3,679	(18,718)	(16.4)%
Less: net income attributable to noncontrolling interest	(1,990)				—	(1,990)
Net loss attributable to HC2 Holdings, Inc.	(24,387)	4,674	—	(995)	3,679	(20,708)	(15.1)%
Less: preferred stock dividends and accretion	1,204				—	1,204
Net loss attributable to common stock and participating preferred stockholders	$(25,591)	$4,674	$—	$(995)	$3,679	$(21,912)	(14.4)%

Basic loss per common share
Loss from continuing operations attributable to HC2 Holdings, Inc.	$(1.38)	$0.25	$—	$(0.05)	$0.20	$(1.18)	(14.5)%
Loss from discontinued operations	—	—	—	—	—	—
Loss from sale of discontinued operations	(0.01)	—	—	—	—	(0.01)
Net loss attributable to HC2 Holdings, Inc.	$(1.39)	$0.25	$—	$(0.05)	$0.20	$(1.19)	(14.4)%

APPENDIX

Selected Consolidated Balance Sheet as of September 30, 2014
(in thousands)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Assets
Goodwill	$35,513	$—	$—	$144	$144	$35,657	0.4%
Total assets	729,871	—	—	144	144	730,015	—%

Liabilities
Accrued expenses and other current liabilities	49,394			(4,700)	(4,700)	44,694	(9.5)%
Billings in excess of costs and recognized earnings on uncompleted contracts	58,403			4,700	4,700	63,103	8.0%
Deferred tax liability	12,363	—	—	(414)	(414)	11,949	(3.3)%
Total liabilities	562,905	—	—	(414)	(414)	562,491	(0.1)%

Stockholders' equity
Additional paid-in capital	134,748	(4,674)	—	1,142	(3,532)	131,216	(2.6)%
Retained earnings (accumulated deficit)	(54,160)	4,674	—	(995)	3,679	(50,481)	(6.8)%
Accumulated other comprehensive loss	(15,862)	—	—	152	152	(15,710)	(1.0)%
Noncontrolling interest	63,070	—	—	259	259	63,329	0.4%
Total permanent equity	127,442	—	—	558	558	128,000	0.4%
Total liabilities and stockholders' equity	$729,871	$—	$—	$144	$144	$730,015	—%

APPENDIX

Condensed Consolidated Statements of Operations for the year ended December 31, 2014
(in thousands, except per share amounts)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Service revenue	$193,044			$4,236	$4,236	$197,280	2.2%
Sales revenue	350,158				—	350,158
Net revenue	543,202	—	—	4,236	4,236	547,438	0.8%
Operating expenses
Cost of revenue - services	174,956			1,511	1,511	176,467	0.9%
Cost of revenue - sales	296,530				—	296,530
Selling, general and administrative	81,396			689	689	82,085	0.8%
Depreciation and amortization	4,617			1,028	1,028	5,645	22.3%
Gain on sale or disposal of assets	(162)			—	—	(162)
Asset impairment expense	291				—	291
Total operating expenses	557,628	—	—	3,228	3,228	560,856	0.6%
Loss from operations	(14,426)	—	—	1,008	1,008	(13,418)	(7.0)%
Interest expense	(10,754)					(10,754)
Amortization of debt discount	(1,593)				—	(1,593)
Loss on early extinguishment of debt	(11,969)				—	(11,969)
Interest income and other expense, net	(981)			997	997	16	101.6%
Gain on bargain purchase (1)	1,417	4,674			4,674	6,091	329.9%
Foreign currency transaction gain (loss)	1,061			(1,127)	(1,127)	(66)	(106.2)%
Loss from continuing operations before income taxes and income from equity investees	(37,245)	4,674	—	878	5,552	(31,693)	(14.9)%
Income from equity investees	3,359			(693)	(693)	2,666	(20.6)%
Pre-tax loss	(33,886)	4,674	—	185	4,859	(29,027)	(14.3)%
Income tax benefit	24,484		2,320	421	2,741	27,225	11.2%
Loss from continued operations	(9,402)	4,674	2,320	606	7,600	(1,802)	(80.8)%
Loss from discontinued operations, net of tax	(25)				—	(25)
Loss from sale of discontinued operations, net of tax	(121)				—	(121)
Net loss	(9,548)	4,674	2,320	606	7,600	(1,948)	(79.6)%
Less: net income attributable to noncontrolling interest	(2,559)				—	(2,559)
Net loss attributable to HC2 Holdings, Inc.	(12,107)	4,674	2,320	606	7,600	(4,507)	(62.8)%
Less: preferred stock dividends and accretion	2,049				—	2,049
Net loss attributable to common stock and participating preferred stockholders	$(14,156)	$4,674	$2,320	$606	$7,600	$(6,556)	(53.7)%

Basic loss per common share
Loss from continuing operations attributable to HC2 Holdings, Inc.	$(0.71)	$0.24	$0.12	$0.03	$0.39	$(0.32)	(54.9)%
Loss from discontinued operations	—	—	—	—	—	—
Loss from sale of discontinued operations	(0.01)	—	—	—	—	(0.01)
Net loss attributable to HC2 Holdings, Inc.	$(0.72)	$0.24	$0.12	$0.03	$0.39	$(0.33)	(54.2)%

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

APPENDIX

Selected Condensed Consolidated Balance Sheet as of December 31, 2014
(in thousands)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Assets
Accounts receivable	$151,558	$—	$—	$721	$721	$152,279	0.5%
Goodwill	27,990	—	—	262	262	28,252	0.9%
Deferred tax asset - long term	15,811	—	2,320	(911)	1,409	17,220	8.9%
Other assets	22,479	—	—	(851)	(851)	21,628	(3.8)%
Total assets	724,048	—	2,320	(779)	1,541	725,589	0.2%

Liabilities
Accounts payable	79,794	—	—	721	721	80,515	0.9%
Total liabilities	571,370	—	—	721	721	572,091	0.1%

Stockholders' equity
Additional paid-in capital	147,081	(4,674)	—	(459)	(5,133)	141,948	(3.5)%
Retained earnings (accumulated deficit)	(41,880)	4,674	2,320	606	7,600	(34,280)	(18.1)%
Accumulated other comprehensive loss	(15,178)	—	—	(1,647)	(1,647)	(16,825)	10.9%
Total permanent equity	112,833	—	2,320	(1,500)	820	113,653	0.7%
Total liabilities and stockholders' equity	$724,048	$—	$2,320	$(779)	$1,541	$725,589	0.2%

Adjusted EBITDA for the year ended December 31, 2014
(in thousands, as reported)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Net loss	$(12,107)	$4,674	$2,320	$606	$7,600	$(4,507)	(62.8)%
Adjustments to reconcile net loss to Adjusted EBIT:
Asset impairment expense	291				—	291
Gain on sale or disposal of assets	(162)				—	(162)
Interest expense	10,754				—	10,754
Amortization of debt discount	1,593				—	1,593
Loss on early extinguishment of debt	11,969				—	11,969
Interest income and other expense, net	981			(997)	(997)	(16)	(101.6)%
Gain on bargain purchase (1)	(1,417)	(4,674)	—	—	(4,674)	(6,091)	329.9%
Foreign currency (gain) loss	(1,061)			1,127	1,127	66	106.2%
Loss from sale of discontinued operations	121				—	121
Loss from discontinued operations	25				—	25
Income tax benefit	(24,484)		(2,320)	(421)	(2,741)	(27,225)	11.2%
Income from equity investees	(3,359)			693	693	(2,666)	(20.6)%
Acquisition and related charges	13,044				—	13,044
Noncontrolling interest	2,559				—	2,559
Share-based payment expense	11,487			(459)	(459)	11,028	(4.0)%
Adjusted EBIT	10,234	—	—	549	549	10,783	5.4%
Depreciation and amortization	4,617			1,028	1,028	5,645	22.3%
Depreciation and amortization (included in cost of revenue)	4,338				—	4,338
Adjusted EBITDA	$19,189	$—	$—	$1,577	$1,577	$20,766	8.2%
(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

APPENDIX

Pro Forma Adjusted EBITDA for the year ended December 31, 2014
(in thousands, as reported)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Net income	$12,755	$4,674	$2,320	$459	$7,453	$20,208	58.4%
Adjustments to reconcile net income to Adjusted EBIT:
Asset impairment expense	291				—	291
Gain on sale or disposal of assets	(58)				—	(58)
Interest expense	15,463				—	15,463
Amortization of debt discount	1,593				—	1,593
Loss on early extinguishment of debt	11,969				—	11,969
Interest income and other expense, net	(2,144)				—	(2,144)
Gain on bargain purchase (1)	(1,417)	(4,674)	—	—	(4,674)	(6,091)	329.9%
Foreign currency loss	572				—	572
Loss from sale of discontinued operations	121				—	121
Loss from discontinued operations	3,078				—	3,078
Income tax benefit	(19,858)		(2,320)		(2,320)	(22,178)	11.7%
Income from equity investees	(6,315)				—	(6,315)
Acquisition and related charges	13,044				—	13,044
Noncontrolling interest	5,820				—	5,820
Share-based payment expense	11,487			(459)	(459)	11,028	(4.0)%
Adjusted EBIT	46,401	—	—	—	—	46,401	—%
Depreciation and amortization	18,211				—	18,211
Depreciation and amortization (included in cost of revenue)	4,338				—	4,338
Adjusted EBITDA	$68,950	$—	$—	$—	$—	$68,950	—%

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

APPENDIX

Condensed Consolidated Statements of Operations for the three months ended September 30, 2015
(in thousands, except per share amounts)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Services revenue	$151,933				$—	$151,933
Sales revenue	125,534					125,534
Net revenue	277,467	—	—	—	—	277,467
Operating expenses
Cost of revenue - services	138,099				—	138,099
Cost of revenue - sales	103,375				—	103,375
Selling, general and administrative	27,830				—	27,830
Depreciation and amortization	6,593				—	6,593
Gain on sale or disposal of assets	(1,957)				—	(1,957)
Lease termination costs	1,124				—	1,124
Total operating expenses	275,064	—	—	—	—	275,064
Income from operations	2,403	—	—	—	—	2,403
Interest expense	(10,343)				—	(10,343)
Amortization of debt discount	(40)				—	(40)
Loss on early extinguishment of debt	—				—	—
Interest income and other expense, net(2)	1,216			(1,122)	(1,122)	94	92.3%
Foreign currency transaction gain	1,099				—	1,099
Loss from continuing operations before income taxes and loss from equity investees	(5,665)	—	—	(1,122)	(1,122)	(6,787)	19.8%
Gain from equity investees	535				—	535
Pre-tax loss	(5,130)	—	—	(1,122)	(1,122)	(6,252)	21.9%
Income tax benefit (expense)	649		(2,320)		(2,320)	(1,671)	(357.5)%
Loss from continued operations	(4,481)	—	(2,320)	(1,122)	(3,442)	(7,923)	76.8%
Loss from discontinued operations, net of tax	(24)				—	(24)
Gain from sale of discontinued operations, net of tax	—				—	—
Net loss	(4,505)	—	(2,320)	(1,122)	(3,442)	(7,947)	76.4%
Less: net income attributable to noncontrolling interest	(65)				—	(65)
Net loss attributable to HC2 Holdings, Inc.	(4,570)	—	(2,320)	(1,122)	(3,442)	(8,012)	75.3%
Less: preferred stock dividends and accretion	1,035				—	1,035
Net loss attributable to common stock and participating preferred stockholders	$(5,605)	$—	$(2,320)	$(1,122)	$(3,442)	$(9,047)	61.4%

Basic loss per common share
Loss from continuing operations attributable to HC2 Holdings, Inc.	$(0.22)	$—	$(0.09)	$(0.04)	$(0.13)	$(0.35)	59.1%
Loss from discontinued operations	—	—	—	—	—	—
Gain from sale of discontinued operations	—	—	—	—	—	—
Net loss attributable to HC2 Holdings, Inc.	$(0.22)	$—	$(0.09)	$(0.04)	$(0.13)	$(0.35)	59.1%

(2) The Company recorded $1,122 of Other Income in Q3 2015 which should have recognized in Q1 and Q2 2015.

APPENDIX

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2015
(in thousands, except per share amounts)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Services revenue	$373,492				$—	$373,492
Sales revenue	386,765					386,765
Net revenue	760,257	—	—	—	—	760,257
Operating expenses
Cost of revenue - services	334,608				—	334,608
Cost of revenue - sales	324,820				—	324,820
Selling, general and administrative	77,359				—	77,359
Depreciation and amortization	16,835				—	16,835
Gain on sale or disposal of assets	(986)				—	(986)
Lease termination costs	1,124				—	1,124
Total operating expenses	753,760	—	—	—	—	753,760
Income from operations	6,497	—	—	—	—	6,497
Interest expense	(28,992)				—	(28,992)
Amortization of debt discount	(216)				—	(216)
Loss on early extinguishment of debt	—				—	—
Interest income and other expense, net	(3,528)				—	(3,528)
Foreign currency transaction gain	2,150				—	2,150
Loss from continuing operations before income taxes and loss from equity investees	(24,089)	—	—	—	—	(24,089)
Loss from equity investees	(724)				—	(724)
Pre-tax loss	(24,813)	—	—	—	—	(24,813)
Income tax benefit	4,018		(2,320)		(2,320)	1,698	(57.7)%
Loss from continued operations	(20,795)	—	(2,320)	—	(2,320)	(23,115)	11.2%
Loss from discontinued operations, net of tax	(44)				—	(44)
Gain from sale of discontinued operations, net of tax	—	—			—	—
Net loss	(20,839)	—	(2,320)	—	(2,320)	(23,159)	11.1%
Less: net income attributable to noncontrolling interest	(8)				—	(8)
Net loss attributable to HC2 Holdings, Inc.	(20,847)	—	(2,320)	—	(2,320)	(23,167)	11.1%
Less: preferred stock dividends and accretion	3,212				—	3,212
Net loss attributable to common stock and participating preferred stockholders	$(24,059)	$—	$(2,320)	$—	$(2,320)	$(26,379)	9.6%

Basic loss per common share
Loss from continuing operations attributable to HC2 Holdings, Inc.	$(0.96)	$—	$(0.09)	$—	$(0.09)	$(1.05)	9.4%
Loss from discontinued operations	—	—	—	—	—	—
Gain from sale of discontinued operations	—	—	—	—	—	—
Net loss attributable to HC2 Holdings, Inc.	$(0.96)	$—	$(0.09)	$—	$(0.09)	$(1.05)	9.4%

APPENDIX

Selected Condensed Consolidated Balance Sheet as of September 30, 2015
(in thousands)

	As Reported	Bargain Purchase Gain	Tax Items	Misc. Items	Total Items	As Revised	% Variance
Assets
Goodwill	$30,665	$—	$—	$262	$262	$30,927	0.9%
Deferred tax asset - long term	23,571	—	—	—	—	23,571	—%
Other assets	18,201	—	—	(851)	(851)	17,350	(4.7)%
Total assets	765,027	—	—	(589)	(589)	764,438	(0.1)%

Liabilities
Total liabilities	629,482	—	—	—	—	629,482	—%

Stockholders' equity
Additional paid-in capital	151,662	(4,674)	—	—	(4,674)	146,988	(3.1)%
Retained earnings (accumulated deficit)	(62,727)	4,674	—	147	4,821	(57,906)	(7.7)%
Accumulated other comprehensive loss	(28,273)	—	—	(736)	(736)	(29,009)	2.6%
Total permanent equity	82,142	—	—	(589)	(589)	81,553	(0.7)%
Total liabilities and stockholders' equity	$765,027	$—	$—	$(589)	$(589)	$764,438	(0.1)%